Exhibit 99.67

Form 51-102F3

Material Change Report

Item 1	Name and Address of Issuer

Midas Gold Corp. (the “Company”)

Suite 890 - 999 West Hastings Street

Vancouver, BC V6C 2W2

Item 2	Date of Material Change

August 26, 2020

Item 3	News Release

Issued on August 26, 2020, and distributed through the facilities of Canada Newswire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4	Summary of Material Change

On August 26, 2020, the Company announced that Paulson & Co. Inc., on behalf of the several investment funds and accounts managed by it (“Paulson”), would be exercising the conversion feature on the convertible notes held by Paulson in the aggregate principal amount of C$82,102,500 (the “Notes”) for a total of 199,692,804 common shares of the Company. The Notes were purchased by Paulson in two separate financings completed on March 17, 2016 and March 17, 2020 with conversion price of $0.3541 and $0.4655, respectively.

Item 5.1	Full Description of Material Change

See the Company’s news release dated August 26, 2020 attached as Schedule “A” hereto. Subsequent to the issuance of the news release, the Company has issued an aggregate 199,692,804 common shares to Paulson pursuant to the conversion of the Notes.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Contact:          Liz Monger, Manager, Investor Relations & Corporate Secretary

Telephone:     (778) 724-4704

Item 9	Date of Report

September 8, 2020

Schedule “A”

News Release dated August 26, 2020

(see attached)

NEWS RELEASE August 26, 2020 #2020-09

Paulson & Co. Provides Notice of Intention to Exercise Convertible Notes in Midas Gold

Conversion simplifies capital structure and demonstrates support for the Stibnite Gold Project

VANCOUVER, BRITISH COLUMBIA – Midas Gold Corp. (MAX:TSX / MDRPF:OTCQX, “Midas Gold” or the “Company”) today announced that Paulson & Co., Inc., on behalf of the several investment funds and accounts managed by it (“Paulson”), will be exercising the conversion feature on the convertible notes held by Paulson in the aggregate principal amount of C$82,102,500 (the “Notes”) for a total of 199,692,804 common shares of Midas Gold (“Common Shares”), which will result in Paulson holding approximately 44.12% of the Company’s outstanding Common Shares. The Notes were purchased by Paulson in two separate financings completed on March 17, 2016 and March 17, 2020 with conversion prices of $0.3541 and $0.4655, respectively.

As reported on August 14, 2020, the U.S. Forest Service (“USFS”) released the Draft Environmental Impact Statement (“DEIS”) on the Stibnite Gold Project (“Project”) for public comment. Individuals will have 60 days to comment on the proposed redevelopment and restoration of the former Stibnite gold, silver, antimony and tungsten mine, which is located in Valley County, Idaho.

“Given the release of the DEIS and the commencement of the public comment period, we believe that it is an appropriate time for the conversion of the Notes, and Paulson intends to remain a long-term shareholder of the Company,” said Marcelo Kim, Partner of Paulson and the Chairman of the Board of Midas Gold. “We believe this is in the best interests of the Company and its many stakeholders. This action will better position the Company to achieve its long-term objective of developing the Stibnite Gold Project.”

The conversion of the Notes will:

•	Simplify the Company’s capital structure;
•	Remove uncertainty related to the potential timing of the conversion of Paulson’s Notes;
•	Significantly reduce the long-term financial liability associated with the convertible notes; and
•	Increase the issued capitalization of the Company, providing potential opportunities for inclusion in various equity market indexes.

Midas Gold’s Stibnite Gold Project

Midas Gold designed the Stibnite Gold Project to integrate responsible, modern mining with the restoration of legacy and new disturbances at this brownfields site. As outlined in the Plan of Restoration and Operations filed with regulators (see news release dated September 22, 2016), the Stibnite Gold Project, based on its 2014 Preliminary Feasibility Study (see news release dated December 14, 2014), would:

•	Entail an approximately US$1 billion investment in Idaho to create an economically feasible, environmentally sound mining operation that provides funding for the reclamation and restoration of numerous legacy impacts from prior operations left by previous owners and operators;
•	Restore passage for various species of fish, and especially Chinook salmon, to the headwaters of the East Fork of the South Fork of the Salmon River for the first time in 80 years;
•	Become the only domestic producer of mined antimony, one of 35 minerals deemed critical by the U.S. Government, and essential to the economic and national security of the U.S.;
•	Become one of the largest, highest grade, lowest cost gold mines in the United States not owned by a major mining company;
•	Create approximately 500 well paid jobs in rural Idaho and a similar number of indirect jobs in the services, support and supplies sectors of the local economy; and
•	Provide local communities direct input into the Project through its Community Agreement signed with eight local cities, villages and counties, and provide a share of profits to local communities through the Stibnite Foundation.

Remaining Convertible Notes Outstanding

Following the conversion, there will remain outstanding convertible notes in the aggregate principal amount of C$15,409,901 which are convertible into 43,518,501 Common Shares of the Company.

Paulson Share Ownership and Shares Outstanding

Prior to the conversion, Paulson held 9,664,520 Common Shares, representing 3.52% of the 274,834,608 the Company’s outstanding Common Shares as at the date hereof.  Following the conversion, Paulson will beneficially own 209,357,324 Common Shares, representing approximately 44.12% of the Company’s 474,527,412 outstanding Common Shares.  Assuming conversion of the all of the other convertible notes, Paulson would beneficially own 40.41% of the Company’s then outstanding Common Shares (518,045,913 Common Shares assuming no other issuances prior to the date of conversion of the remaining Convertible Notes).

About Paulson & Co. Inc.

Paulson & Co. Inc. is an investment management firm headquartered in New York, USA. Paulson first invested in Midas Gold in 2016 and continues to support the Stibnite Gold Project and its plans to redevelop and restore a brownfields site, as well as provide America with its only source of domestically mined antimony, a critical mineral.

For further information about Midas Gold Corp., please contact:

Liz Monger -- Manager, Investor Relations (t): 778.724.4704

(e): info@midasgoldcorp.com

Facebook: www.facebook.com/midasgoldidaho Twitter: @MidasIdaho

Website: www.midasgoldcorp.com

About Midas Gold and the Stibnite Gold Project

Midas Gold Corp., through its wholly owned subsidiaries, is focused on the exploration and, if warranted, site restoration and redevelopment of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by the Stibnite Gold Project.

Forward-Looking Information

Statements contained in this news release that are not historical facts are “forward-looking information” or “forward-looking statements” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-Looking Information includes, but is not limited to, disclosure regarding the effect of the conversion of the Notes; the plans set out in the Company’s 2014 Preliminary Feasibility Study and its anticipated benefits and effects; as well as other possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action and expected use of proceeds and business objectives. In certain cases, Forward-Looking Information can be identified by the use of words and phrases such as “anticipates”, “expects”, “understanding”, “has agreed to”, “will” or variations of such words and phrases or statements that certain actions, events or results “would”, “occur” or “be achieved”. Although Midas Gold has attempted to identify important factors that could affect Midas Gold and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. In making the forward-looking statements in this news release, Midas Gold has applied several material assumptions, including the assumptions that the anticipated benefits and effects of the conversion of the Notes , the receipt of public comments and support for the Project will proceed and materialize in a timely manner without any unanticipated material adverse consequences; and that general business and economic conditions will not change in a materially adverse manner. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Midas Gold does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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